FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which are attached hereto and incorporated by reference herein:
MIND Will Report Q4 2009 and Year-End Results on March 3, 2010 .. Dated February 11, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2010

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND Will Report Q4 2009 and Year-End Results on March 3, 2010

Exhibit 1

MIND Will Report Q4 2009 and Year-End Results on March 3, 2010

Yoqneam, Israel, February 11, 2010 - MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, will release financial results for its fourth quarter and full 2009 year, ended December 31, 2009 on Wednesday, March 3, 2010, before market open.

Based upon preliminary information:

  Revenue of approximately $5 million expected for the fourth quarter of 2009.
  Cash position as of December 31, 2009 of approximately $18 million.
  The number of outstanding shares after completion of the buy-back plan is 18,428,918.
  Backlog as of December 31, 2009 includes approximately $12 million that is expected to be billed by year-end.

New Wins
In the fourth quarter MIND secured two new customers and a major upgrade with an existing customer.

The first win is with a leading international communications provider offering mobile, broadband, domestic and international fixed line services, for their operation in one country in Central America. MIND will provide mediation, rating and billing for prepaid calling cards. The MINDBill solution will handle millions of prepaid calling cards supporting multiple services through its built-in balance manager.

The second win is a smaller win, with a new NextGen operator (partially owned by a large Israeli provider offering broadband and international calls) that plans to start offering voice and IP services in Eastern Europe.

The major upgrade is with a triple play wireless, wireline and broadband carrier in the Caribbean. This carrier selected MIND to consolidate multiple platforms and improve the product offering capability to target additional market segments. MIND will deploy the following modules: customer care, point-of-sale, inventory management, customer self-care, billing, provisioning, mediation, voucher management, web services and reporting to support prepaid and postpaid models. The agreement is for four years and includes license, implementation services and maintenance support.

Monica Eisinger, Chairperson and CEO, commented: "We are pleased with our fourth quarter results and believe they convey improvement in our business. We are extremely pleased with our outstanding ongoing cash flow from operating activities in 2009. We hope to see both revenue and backlog building up over the next quarters."

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com